UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532403201

(CUSIP Number)

J. Steven Emerson

1522 Ensley Ave.

Los Angeles, CA 90024

(310) 553-4151

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS J. Steven Emerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,388,752
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,388,752
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,388,752 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of: (i) 1,630,652 shares of common stock and 129,871 warrants exercisable within 60 days held by J. Steven Emerson Roth IRA Pershing LLC as Custodian (“Roth IRA Pershing”); (ii) 1,371,067 shares of common stock and 129,871 warrants exercisable within 60 days held by J. Steven Emerson IRA Rollover II Pershing LLC as Custodian (“IRA Rollover II Pershing”); (iii) 430,945 shares of common stock and 64,936 warrants exercisable within 60 days held by Emerson Partners (“Emerson”); (iv) 583,237 shares of common stock held directly by J. Steven Emerson; and (v) 48,173 shares of common stock held by the Emerson Family Foundation. J. Steven Emerson is the natural person with ultimate voting or investment control over the shares of common stock held by each of Roth IRA Pershing, IRA Rollover II Pershing, Emerson and the Emerson Family Foundation.

(2)	Percentage based upon 50,419,551 outstanding shares of Common Stock.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Shares”), of Lilis Energy, Inc., (f/k/a Recovery Energy, Inc.) a Nevada corporation (the “Issuer”), and is being filed by J. Steven Emerson (the “Reporting Person”) with respect to the Shares. The Shares are currently quoted on The NYSE MKT.

The address of the principal executive offices of the Issuer is 300 E. Sonterra Blvd., Suite No. 1220, San Antonio, TX 78258, United States of America.

Item 2. Identity and Background

(a), (f)	This statement on Schedule 13D is being filed by J. Steven Emerson (the “Reporting Person”), who is a United States citizen.

(b)	The Reporting Person’s residence or place of business is:

1522 Ensley Ave. Los Angeles, CA 90024

(c)	Chief Investment Officer of Emerson Group Family Office.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

March 2017 Private Placement

On February 28, 2017, the Issuer entered into a Securities Subscription Agreement (the “Subscription Agreement”) with certain institutional and accredited investors in connection with a private placement (the “March 2017 Private Placement”), including the Reporting Person, to sell 5.2 million units, consisting of approximately 5.2 million shares of common stock and warrants to purchase approximately an additional 2.6 million shares of common stock for an aggregate purchase price of approximately $20 million. Each unit consists of one share of common stock and a warrant to purchase 0.50 shares of common stock (each, a “Unit”), at a price per unit of $3.85. Each warrant has an exercise price of $4.50 and may be subject to redemption by the Issuer, upon prior written notice, if the price of our common stock closes at or above $6.30 for twenty trading days during a consecutive thirty trading day period. The March 2017 Private Placement closed on March 6, 2017.

The securities to be sold in the private placement were not registered under the Securities Act or any state securities laws and could not be offered or sold in the United States absent registration or an applicable exemption from registration. However, in conjunction with the closing of the March 2017 Private Placement, the Issuer also entered into a registration rights agreement whereby it agreed to use it’s reasonable best efforts to register, on behalf of the investors, the shares of common stock underlying the Units and the shares of common stock underlying the warrants no later than April 1, 2017, which was subsequently filed and effective on March 30, 2017.

Pursuant to the terms of the Securities Subscription Agreement, the Reporting Person received 649,353 shares of common stock and 324,678 warrants that are exercisable within 60 days. Such shares of common stock and warrants were acquired by the Reporting Person for an aggregate purchase price of $2,500,000.

Preferred Stock Conversion

On April 25, 2017, the Issuer entered into a Preferred Stock Conversion Agreement, dated April 25, 2017 (the “Conversion Agreement”), with all of the holders of the Issuer’s outstanding Preferred Stock, including the Reporting Person (the “Series B Holders”).

Pursuant to the terms of the Conversion Agreement, the Issuer and the Series B Holders mutually agreed that, immediately upon the effectiveness of the amended and restated Certificate of Designations of Preferences, Rights and Limitations of the Preferred Stock (the “A&R COD”), the Series B Holders will be deemed to have automatically converted all outstanding shares of Preferred Stock held by them into approximately 14.3 million shares of the Issuer’s Shares, pursuant to the terms of the A&R COD, such amount representing the number of Shares into which the outstanding shares of Preferred Stock held by the Series B Holders would be convertible pursuant to the terms of the A&R COD, with such conversion including an increase in the stated value of the Preferred Stock to reflect dividends that would have accrued through December 31, 2017. The Conversion Agreement contained customary representations and warranties by the Series B Holders and other agreements and obligations of the parties.

Pursuant to the terms of the Conversion Agreement, the Reporting Person converted 1,500 shares of Preferred Stock he owned for 1,490,000 shares of Common Stock. In addition, the Reporting Person exercised 340,910 warrants that were received in connection with the Preferred Stock. Such shares of Preferred Stock and warrants were acquired by the Reporting Person for an aggregate purchase price of $1,500,000.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the securities identified in this Schedule 13D in connection with the transaction described above.

The securities described in this Statement are being held by the Reporting Person for investment purposes. Depending on market conditions and other factors the Reporting Person may deem relevant, the Reporting Person may acquire additional Shares, or dispose of the Shares, from time to time, in open market or privately negotiated transactions. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect thereto.

The Reporting Person is a 5% holder of the Issuer’s common stock. Except as described in this Statement, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,388,752 Shares, constituting 8.6% of the Shares.

(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 4,388,752 Shares; (ii) has the shared power to vote or direct the vote of 0 Shares; (iii) has the sole power to dispose or direct the disposition of 4,388,752 Shares; and (iv) has the shared power to dispose or direct the disposition of 0 Shares.

(c)	On April 4, 2017, 6,795 shares were purchased in the open market by Emerson Partners. On April 10, 2017, 85,500 shares were purchased by J. Steven Emerson and 24,500 shares were purchased by Emerson Partners. On April 11, 2017, 30,600 were purchased by Emerson Family Foundation. On April 12, 2017, 1,700 shares were purchased by J. Steven Emerson. On April 13, 2017, 10,600 shares were purchased in Emerson Family Foundation. On April 17, 2017, 11,523 shares were purchased in Emerson Family Foundation. On April 26, 2017, the Reporting Person exercised warrants to purchase 80,000 shares of common stock at an exercise price of $0.10 per share for an aggregate purchase price of $200,000.

The Reporting Person has not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/19/2017
(Date)

By:	/s/ J. Steven Emerson
Name:	J. Steven Emerson